May 15, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Craig Wilson
Brittany Ebbertt
Katherine Wray
Bernard Nolan

Re:	Pluralsight, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 7, 2018
File No. 333-224301

Ladies and Gentlemen:

On behalf of our client, Pluralsight, Inc. (together with Pluralsight Holdings, LLC, “Pluralsight” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 11, 2018, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on May 7, 2018 (“Amendment No. 2”). We are concurrently submitting via EDGAR this letter and Amendment No. 3 to the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on May 7, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2 filed on May 7, 2018), all page references herein correspond to the Registration Statement.

Securities and Exchange Commission

May 15, 2018

Dilution, page 71

1.	Please explain how you calculated the pro forma as adjusted net tangible book value as of March 31, 2018 of $11.2 million, and if appropriate to investor understanding, revise to disclose the calculation. In this regard, when recalculating this figure using the Pluralsight, Inc. Pro Forma balance sheet amounts shown on page 81, we are unable to agree with your disclosed amount. Revise to clarify the comparability of the definition of “pro forma as adjusted” net tangible book value reflecting post-offering proceeds to the “Pluralsight, Inc. Pro forma” column on page 79, which likewise reflects the offering proceeds.

The Company advises the Staff that it has revised the disclosure on page 72 to address the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet, page 81

2.	Please revise to include footnote disclosure that reconciles the number of common shares issued and outstanding: (i) prior to the reorganization transaction, (ii) subsequent to the reorganization transaction and prior to the offering, and (iii) subsequent to the offering. In addition, identify which numbers are used in your dilution calculations on page 71. Refer to guidance in Item 11-02(b)(6) of Regulation S-X and related Instruction (6).

The Company advises the Staff that it has revised the disclosure on page 86 to address the Staff’s comment.

Description of Capital Stock

Exclusive Forum, page 178

3.	We note Article XI of your amended and restated bylaws also will provide that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please disclose this information here and in the corresponding risk factor on page 57.

The Company advises the Staff that it has revised the disclosure on pages 58 and 180 to address the Staff’s comment.

Notes to Consolidated Financial Statements of Pluralsight Holdings, LLC

Note 14. Subsequent Events (unaudited), page F-43

4.	We note your disclosure on page 144 that in May 2018, you granted 20,000 RSUs to each of your Directors, excluding three, that will be effective immediately prior to the effectiveness of this offering. Please revise to include this information in this footnote, including the weighted-average grant date fair value of each unit granted. Refer to guidance in ASC 855-10-50-2(b).

Securities and Exchange Commission

May 15, 2018

The Company advises the Staff that it has revised the disclosure on page F-43 to address the Staff’s comment.

*****

Securities and Exchange Commission

May 15, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Aaron Skonnard, Pluralsight, Inc.

James Budge, Pluralsight, Inc.

Matthew Forkner, Pluralsight, Inc.

Matthew Tenney, Pluralsight, Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP